SCHEDULE I TO AMENDMENT NO. 2

Schedule I is hereby amended and restated as follows:

Directors and Executive Officers of CBRE Group, Inc. and CBRE Services, Inc.

Set forth below is the name and principal occupation of each of the directors and executive officers of each of CBRE Group, Inc. and CBRE Services, Inc. Each of the following individuals is a United States citizen, except Vincent Clancy, who is a British citizen, E.M. Blake Hutcheson, who is a Canadian citizen, and Vikram Kohli and Gunjan Soni, who are Indian citizens. The business address of each such person is 2121 North Pearl Street, Suite 300, Dallas, Texas 75201. None of the individuals listed below beneficially owned any securities issued by the Issuer as of February 5, 2025 or have effected any transaction in the Issuer's securities during the past 60 days.

Directors

Name	Principal Occupation
Brandon B. Boze	Managing Principal of Bridges Capital, LLC
Robert E. Sulentic	Chair of the Board, Chief Executive Officer and President of CBRE Group, Inc.
Vincent Clancy	Chief Executive Officer of Turner & Townsend
Beth F. Cobert	President, Affiliates and Strategic Partnerships of Strada Education Foundation
Reginald H. Gilyard	Senior Advisor to The Boston Consulting Group, Inc.
Shira D. Goodman	Retired
E.M. Blake Hutcheson	President and Chief Executive Officer of Ontario Municipal Employees Retirement System (OMERS)
Christopher T. Jenny	Chair and Chief Executive Officer of Jennus Innovation
Gerardo I. Lopez	Retired
Guy Metcalfe	Retired
Oscar Munoz	Retired
Gunjan Soni	Chief Executive Officer of Zalora South East Asia Pte. Ltd.
Sanjiv Yajnik	President of Capital One Financial Services

Executive Officers

Name	Principal Occupation
Chad Doellinger	Chief Legal & Administrative Officer and Corporate Secretary
Emma E. Giamartino	Chief Financial Officer of CBRE Group, Inc.
Vikram Kohli	Chief Operating Officer and Chief Executive Officer, Advisory Services